CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended

September 30, 2023 and 2022

(UNAUDITED)

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Income Statements

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2023	2022	2023	2022
Sales	19	$243,055	$166,568	$577,114	$516,768
Cost of sales	20	177,177	141,857	438,941	396,012
Mine operating income		65,878	24,711	138,173	120,756

General and administration	21	14,631	13,038	44,164	44,780
Foreign exchange loss		4,923	2,374	8,455	8,424
Write off of mineral properties		722	3,379	722	5,503
Other (income) expenses	22	221	224	7,865	2,495
		20,497	19,015	61,206	61,202

Operating income		45,381	5,696	76,967	59,554

Interest and finance costs, net		(8,157)	(2,438)	(14,255)	(8,946)
Gain (loss) on derivatives		234	(1,630)	(948)	47
		(7,923)	(4,068)	(15,203)	(8,899)

Income before income taxes		37,458	1,628	61,764	50,655

Income taxes
Current income tax expense		5,134	7,172	15,579	28,027
Deferred income tax expense (recovery)		1,441	(1,418)	(24)	(1,900)
		6,575	5,754	15,555	26,127
Net income (loss) for the period		$30,883	$(4,126)	$46,209	$24,528

Net income attributable to:
Fortuna shareholders		$27,466	$(3,754)	$41,480	$24,640
Non-controlling interest	26	3,417	(372)	4,729	(112)
		$30,883	$(4,126)	$46,209	$24,528

Earnings per share	18
Basic		$0.09	$(0.01)	$0.14	$0.08
Diluted		$0.09	$(0.01)	$0.14	$0.08

Weighted average number of common shares outstanding (000's)
Basic		292,601	291,429	291,210	291,652
Diluted		294,877	291,429	293,250	294,476

The accompanying notes are an integral part of these interim financial statements.

Page | 1

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Comprehensive Income

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2023	2022	2023	2022
Net income (loss) for the period		$30,883	$(4,126)	$46,209	$24,528

Items that will remain permanently in other comprehensive income:
Changes in fair value of investments in equity securities, net of $nil tax		19	(105)	(2)	(269)
Items that may in the future be reclassified to profit or loss:
Currency translation adjustment, net of tax[1]		(390)	(3,660)	592	(8,914)
Changes in fair value of hedging instruments, net of $nil tax		-	-	-	70
Total other comprehensive income (loss) for the period		(371)	(3,765)	590	(9,113)
Comprehensive income (loss) for the period		$30,512	$(7,891)	$46,799	$15,415

Comprehensive income (loss) attributable to:
Fortuna shareholders		27,095	(7,519)	42,070	15,527
Non-controlling interest	26	3,417	(372)	4,729	(112)
		$30,512	$(7,891)	$46,799	$15,415

1 For the three and nine months ended September 30, 2023, the currency translation adjustment is net of tax recovery of $281 thousand and $6 thousand, respectively (2022 - $1.2 million and $1.5 million expense, respectively).

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Balance at	Note	September 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$117,781	$80,493
Trade and other receivables	4	65,863	68,165
Inventories	5	132,727	92,033
Other current assets	6	13,883	12,021
		330,254	252,712
NON-CURRENT ASSETS
Restricted cash		910	3,967
Mineral properties and property, plant and equipment	8	1,660,857	1,567,622
Other non-current assets	9	54,565	51,923
Total assets		$2,046,586	$1,876,224

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	10	$120,521	$111,896
Income taxes payable		18,869	11,591
Current portion of lease obligations	12	12,802	9,416
Current portion of closure and reclamation provisions	15	3,643	2,177
		155,835	135,080
NON-CURRENT LIABILITIES
Debt	13	246,603	219,175
Deferred tax liabilities		167,577	167,619
Closure and reclamation provisions	15	52,540	51,128
Lease obligations	12	40,318	11,930
Other non-current liabilities	14	2,753	2,596
Total liabilities		665,626	587,528

SHAREHOLDERS' EQUITY
Share capital	17	1,124,807	1,076,342
Reserves		28,824	29,929
Retained earnings		179,965	138,485
Equity attributable to Fortuna shareholders		1,333,596	1,244,756
Equity attributable to non-controlling interest	26	47,364	43,940
Total equity		1,380,960	1,288,696

Total liabilities and shareholders' equity		$2,046,586	$1,876,224

Contingencies and Capital Commitments (Note 27)

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2023	2022	2023	2022

Operating activities:
Net income (loss) for the period		$30,883	(4,126)	$46,209	$24,528
Items not involving cash
Depletion and depreciation		63,935	46,862	148,087	128,310
Accretion expense		2,041	1,269	5,175	3,575
Income taxes		6,575	5,754	15,555	26,127
Interest expense, net		6,120	1,167	9,057	5,373
Share-based payments, net of cash settlements		312	(1,139)	(585)	(2,962)
Inventory net realizable value adjustments		(18)	1,052	929	5,089
Write-off of mineral properties		722	3,379	722	5,503
Unrealized foreign exchange loss		1,882	7,730	1,265	6,465
Unrealized (gain) loss on derivatives		(87)	1,023	(251)	(1,376)
Other		556	132	759	242
Closure and reclamation payments		(159)	(243)	(604)	(353)
Changes in working capital	25	249	11,576	(10,624)	(18,114)
Cash provided by operating activities		113,011	74,436	215,694	182,407
Income taxes paid		(3,184)	(8,625)	(19,601)	(34,871)
Interest paid		(4,330)	(1,748)	(6,630)	(4,099)
Interest received		967	589	2,368	1,191
Net cash provided by operating activities		106,464	64,652	191,831	144,628

Investing activities:
Costs related to Chesser acquisition, net of cash acquired	7	1,525	-	(3,061)	-
Restricted cash		-	-	-	(1,412)
Additions to mineral properties and property, plant and equipment		(37,049)	(58,936)	(165,462)	(177,905)
Contractor advances on Séguéla construction		919	-	(8)	(3,194)
Other investing activities		928	-	2,647	-
Cash used in investing activities		(33,677)	(58,936)	(165,884)	(182,511)

Financing activities:
Proceeds from credit facility	13	-	5,000	65,500	65,000
Repayment of credit facility	13	(40,000)	(20,000)	(40,000)	(20,000)
Repurchase of common shares	17	-	(2,920)	-	(5,929)
Payments of lease obligations		(5,818)	(3,024)	(11,648)	(9,220)
Dividend payment to non-controlling interest		(1,305)	(2,708)	(1,305)	(2,708)
Cash (used in) provided by financing activities		(47,123)	(23,652)	12,547	27,143
Effect of exchange rate changes on cash and cash equivalents		(1,307)	(7,276)	(1,206)	(5,443)
Increase (decrease) in cash and cash equivalents during the period		24,357	(25,212)	37,288	(16,183)
Cash and cash equivalents, beginning of the period		93,424	$116,126	80,493	107,097
Cash and cash equivalents, end of the period		$117,781	$90,914	$117,781	$90,914

Cash and cash equivalents consist of:
Cash		$103,032	$64,162	$103,032	$64,162
Cash equivalents		14,749	26,752	14,749	26,752
Cash and cash equivalents, end of the period		$117,781	$90,914	$117,781	$90,914
Supplemental cash flow information (Note 25)

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Share capital		Reserves
	Note	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Equity component of convertible debentures	Foreign currency reserve	Retained earnings	Non-controlling interest	Total equity
Balance at January 1, 2023		290,221,971	$1,076,342	$28,850	$198	$(976)	$4,825	$(2,968)	$138,485	$43,940	$1,288,696
Total comprehensive income for the period
Net income for the period		-	-	-	-	-	-	-	41,480	4,729	46,209
Other comprehensive income for the period		-	-	-	-	(2)	-	592	-	-	590
Total comprehensive income for the period		-	-	-	-	(2)	-	592	41,480	4,729	46,799

Transactions with owners of the Company
Acquisition of Chesser	7	15,545,368	45,548	-	-	-	-	-	-	-	45,548
Dividend payment to non-controlling interest		-	-	-	-	-	-	-	-	(1,305)	(1,305)
Shares issued on vesting of share units		647,941	2,692	(2,692)	-	-	-	-	-	-	-
Convertible debenture conversion		45,000	225	-	-	-	-	-	-	-	225
Share-based payments	16	-	-	997	-	-	-	-	-	-	997
		16,238,309	48,465	(1,695)	-	-	-	-	-	(1,305)	45,465

Balance at September 30, 2023		306,460,280	$1,124,807	$27,155	$198	$(978)	$4,825	$(2,376)	$179,965	$47,364	$1,380,960

Balance at January 1, 2022		291,529,330	$1,079,746	$27,435	$128	$(696)	$4,825	$(2,907)	$266,617	$54,422	$1,429,570
Total comprehensive income for the period
Net income for the period		-	-	-	-	-	-	-	24,640	(112)	24,528
Other comprehensive loss for the period		-	-	-	70	(269)	-	(8,914)	-	-	(9,113)
Total comprehensive income for the period		-	-	-	70	(269)	-	(8,914)	24,640	(112)	15,415

Transactions with owners of the Company
Dividend payment to non-controlling interest		-	-	-	-	-	-	-	-	(2,708)	(2,708)
Repurchase of common shares		(2,201,404)	(5,929)	-	-	-	-	-	-	-	(5,929)
Shares issued on vesting of share units		853,649	2,525	(2,066)	-	-	-	-	-	-	459
Share-based payments	16	-	-	3,071	-	-	-	-	-	-	3,071
		(1,347,755)	(3,404)	1,005	-	-	-	-	-	(2,708)	(5,107)

Balance at September 30, 2022		290,181,575	$1,076,342	$28,440	$198	$(965)	$4,825	$(11,821)	$291,257	$51,602	$1,439,878

The accompanying notes are an integral part of these financial statements.

Page | 5

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

1.   NATURE OF OPERATIONS

Fortuna Silver Mines Inc. (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, and Peru. The Company operates the open pit Lindero gold mine (“Lindero”) in northern Argentina, the underground Yaramoko gold mine (“Yaramoko”) in south western Burkina Faso, the open pit Séguéla gold mine (“Séguéla”) in southwestern Côte d’Ivoire, the underground San Jose silver and gold mine (“San Jose”) in southern Mexico, and the underground Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru.

The Company’s common shares are listed on the New York Stock Exchange (the “NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (the “TSX”) under the trading symbol FVI.

The Company’s registered office is located at Suite 650 - 200 Burrard Street, Vancouver, British Columbia, V6C 3L6, Canada.

2.   BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022, which include information necessary for understanding the Company’s business and financial presentation.

Other than as described below, the same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements.

On November 7, 2023, the Company's Board of Directors approved these interim financial statements for issuance.

Basis of Measurement

These interim financial statements have been prepared on a going concern basis under the historical cost basis, except for those assets and liabilities that are measured at fair value (Note 24) at the end of each reporting period.

Adoption of new accounting standards

The Company adopted various amendments to IFRSs, which were effective for accounting periods beginning on or after January 1, 2023. These include amendments to IAS 1 (Presentation of Financial Statements) and IFRS Practice Statement 2 (Making Materiality Judgements), IAS 8 (Definition of Accounting Estimates) and IAS 12 (Deferred tax related to assets and liabilities arising from a single transaction). The impacts of adoption were not significant to the Company's interim financial statements.

Page | 6

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

3.   USE OF ESTIMATES, ASSUMPTIONS, AND JUDGEMENTS

The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim financial statements for the three and nine months ended September 30, 2023, the Company applied the critical estimates, and judgements as disclosed in Note 4 of its audited consolidated financial statements for the year ended December 31, 2022.

4.   TRADE AND OTHER RECEIVABLES

As at	September 30, 2023	December 31, 2022
Trade receivables from doré and concentrate sales	$22,114	$23,977
Advances and other receivables	5,909	7,443
Value added taxes recoverable	37,840	36,745
Trade and other receivables	$65,863	$68,165

The Company’s trade receivables from concentrate and doré sales are expected to be collected in accordance with the terms of the existing concentrate and doré sales contracts with its customers. No amounts were past due as at September 30, 2023 and December 31, 2022.

During the nine months ended September 30, 2023, the Company sold VAT receivables in the amount of $10.4 million at a factor rate of 5% to a commercial bank in Burkina Faso.

5.   INVENTORIES

As at	Note	September 30, 2023	December 31, 2022
Concentrate stockpiles		$2,227	$2,161
Doré bars		162	4,494
Leach pad and gold-in-circuit		35,264	31,649
Ore stockpiles		73,667	52,692
Materials and supplies		63,732	44,476
Total inventories		$175,052	$135,472
Less: non-current portion	9	(42,325)	(43,439)
Current inventories		$132,727	$92,033

During the three and nine months ended September 30, 2023, the Company expensed $158.3 million and $393.9 million of inventories to cost of sales (September 30, 2022 - $128.4 million and $356.4 million, respectively).

During the three and nine months ended September 30, 2023, a reversal of $0.2 million and charge of $0.8 million, respectively (September 30, 2022 – charges of $1.0 million and $5.1 million, respectively), was recognized to reduce low grade stockpiles at Yaramoko to net realizable value. This includes a reversal of $0.1 million and charge of $0.5

Page | 7

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

million, respectively (September 30, 2022 – charges of $0.4 million and $2.0 million, respectively), related to depletion and depreciation.

6.   OTHER CURRENT ASSETS

As at	September 30, 2023	December 31, 2022
Prepaid expenses	$10,735	$11,180
Income tax recoverable	3,044	718
Other	104	123
Other current assets	$13,883	$12,021

7.   ACQUISITION OF CHESSER RESOURCES

On September 20, 2023, the Company acquired a portfolio of exploration projects in eastern Senegal, including the flagship Diambu Sud project, through the acquisition of Chesser Resources Limited ("Chesser").

The transaction did not qualify as a business combination under IFRS 3, Business Combinations, as significant inputs and processes that together constitute a business were not identified, given the early stage of exploration and evaluation of the projects acquired. The acquisition was therefore accounted for as an asset acquisition, and the purchase price was allocated to the assets acquired and liabilities assumed, based on their relative fair values at the date of acquisition. Acquisition costs were capitalized as part of the cost of assets acquired.

The cost of acquisition includes the fair value of the Fortuna shares issued to acquire Chesser, based on the issuance of 15,545,368 new Fortuna shares at $2.93 per share, the Fortuna acquisition costs related to the acquisition, and the settlement of taxes related to the transaction. These taxes relate to the capital gain on the indirect disposition of the exploration projects in Senegal, and related registration fees.

The Company advanced interest-bearing loans of 3,350,000 Australian dollars ($2,188,375) to Chesser in advance of closing of the transaction. The loans, and related interest, were effectively settled upon closing of the transaction.

The consideration and allocation of purchase price to assets acquired and liabilities assumed are as follows:

Consideration transferred
Shares issued	$45,548
Acquisition costs	1,858
Settlement of loan facility from Fortuna	2,212
Capital gains taxes and registration fees	9,371
$58,989

Assets acquired and liabilities assumed
Cash and cash equivalents	$420
Other current assets	300
Property, plant and equipment	282
Exploration and evaluation assets	58,538
Current liabilities	(551)
$58,989

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Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

8.   MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

	Mineral Properties - Depletable	Mineral Properties - Non depletable	Construction in Progress	Property, Plant & Equipment	Total
COST
Balance as at December 31, 2022	$866,999	$712,269	$154,647	$704,781	$2,438,696
Acquisition of Chesser	-	58,538	-	282	58,820
Additions	68,266	35,108	92,682	6,107	202,163
Changes in closure and reclamation provision	256	-	-	124	380
Disposals	(88)	(674)	-	(6,529)	(7,291)
Transfers	542,320	(543,397)	(214,555)	215,632	-
Balance as at September 30, 2023	$1,477,753	$261,844	$32,774	$920,397	$2,692,768
ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2022	$506,268	$-	$-	$364,807	$871,075
Disposals	(40)	-	-	(6,378)	(6,418)
Depletion and depreciation	109,952	-	-	57,302	167,254
Balance as at September 30, 2023	$616,180	$-	$-	$415,731	$1,031,911
Net Book Value as at September 30, 2023	$861,573	$261,844	$32,774	$504,666	$1,660,857

Following the first gold pour on May 24th, 2023, and the subsequent ramp-up of operations, the Seguela project was evaluated to determine if it was ready for its intended use. Determining when a mine under construction is substantially complete and ready for its intended use involves significant judgement. Some of the criteria used to make the determination for the Séguéla mine included:

●	Completion of all major capital expenditures to prepare the mine for steady state operations.
●	The mine and plant achieving a predetermined percentage of design capacity.
●	Metallurgical recoveries aligning with expectations.
●	Ability to sustain ongoing metal production.
●	Availability and utilization of key infrastructure aligned with the intended design.

No single factor was more important than any other factor. Management considered these factors collectively and determined that commercial production was achieved, and assets were ready for their intended use on July 1, 2023, for the open pit mine and August 1, 2023, for the processing plant and supporting infrastructure. Upon reaching commercial production, the related assets started depreciating, and the Company stopped capitalizing interest expenses associated with the project on July 1, 2023.

During the three months and nine months ended September 30, 2023, the Company capitalized $nil and $6.5 million, respectively, of interest related to the construction of the Séguéla mine (year ended December 31, 2022 - $3.3 million).

As at September 30, 2023, non-depletable mineral properties include $29.7 million of exploration and evaluation assets (December 31, 2022 - $26.4 million).

During the nine months ended September 30, 2023, mining equipment arrived at site and was placed into use at the

Séguéla mine as part of a mining services contract. As a result, the Company recognized right of use assets with a cost of $35.8 million.

As at September 30, 2023, property, plant and equipment includes right-of-use assets with a net book value of $54.0 million (December 31, 2022 - $21.5 million). Related depletion and depreciation for the three and nine months ended September 30, 2023, was $5.6 million and $10.4 million, respectively (year ended December 31, 2022 - $9.5 million).

Page | 9

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Mineral Properties - Depletable	Mineral Properties - Non depletable	Construction in Progress	Property, Plant & Equipment	Total
COST
Balance as at December 31, 2021	$758,112	$719,663	$57,759	$675,486	$2,211,020
Additions	74,301	35,468	117,860	14,255	241,884
Changes in closure and reclamation provision	(10,024)	5,238	-	(235)	(5,021)
Disposals	(372)	(5,502)	-	(3,313)	(9,187)
Transfers	44,982	(42,598)	(20,972)	18,588	-
Balance as at December 31, 2022	$866,999	$712,269	$154,647	$704,781	$2,438,696
ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2021	$275,460	$-	$-	$223,206	$498,666
Disposals	-	-	-	(1,970)	(1,970)
Impairment	117,237	-	-	65,605	182,842
Depletion and depreciation	113,571	-	-	77,966	191,537
Balance as at December 31, 2022	$506,268	$-	$-	$364,807	$871,075
Net Book Value as at December 31, 2022	$360,731	$712,269	$154,647	$339,975	$1,567,622

9.   OTHER NON-CURRENT ASSETS

As at	Note	September 30, 2023	December 31, 2022
Ore stockpiles	5	$42,325	$43,439
Value added tax recoverable		7,298	3,642
Income tax recoverable		1,144	1,137
Other		3,798	3,705
Total other non-current assets		$54,565	$51,923

10.   TRADE AND OTHER PAYABLES

As at	Note	September 30, 2023	December 31, 2022
Trade accounts payable		$78,342	$72,571
Payroll and related payables		20,602	22,967
Mining royalty payable		6,650	2,476
Other payables		10,582	7,794
Derivative liabilities		-	270
Share units payable	16(a)(b)(c)	4,345	5,818
Total trade and other payables		$120,521	$111,896

11.   RELATED PARTY TRANSACTIONS

In addition to the related party transactions and balances disclosed elsewhere in these financial statements, the Company entered into the following related party transactions during the three and nine months ended September 30, 2023, and 2022:

Page | 10

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Key Management Personnel

Amounts paid to key management personnel were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Salaries and benefits	$2,072	$2,078	$6,886	$9,057
Directors fees	208	197	622	737
Consulting fees	17	17	50	53
Share-based payments	367	1,452	2,192	4,416
	$2,664	$3,744	$9,750	$14,263

During the three and nine months ended September 30, 2023, and 2022, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

12.   LEASE OBLIGATIONS

	Minimum lease payments
As at	September 30, 2023	December 31, 2022
Less than one year	$17,351	$11,343
Between one and five years	43,368	14,044
More than five years	6,766	5,806
	67,485	31,193
Less: future finance charges	(14,365)	(9,847)
Present value of lease obligations	53,120	21,346
Less: current portion	(12,802)	(9,416)
Non-current portion	$40,318	$11,930

13.   DEBT

The following table summarizes the changes in debt:

	Credit facility	Convertible debentures	Total
Balance at December 31, 2021	$117,082	$40,407	$157,489
Convertible debenture conversion	-	(60)	(60)
Drawdown	80,000	-	80,000
Transaction costs	(688)	-	(688)
Amortization of discount	626	1,808	2,434
Payments	(20,000)	-	(20,000)
Balance at December 31, 2022	177,020	42,155	219,175
Convertible debenture conversion	-	(225)	(225)
Drawdown	65,500	-	65,500
Amortization of discount	704	1,449	2,153
Payments	(40,000)	-	(40,000)
Balance at September 30, 2023	$203,224	$43,379	$246,603

As at September 30, 2023, the Company was in compliance with all of the covenants under the Credit Facility, as outlined in the Company’s most recent annual financial statements.

Page | 11

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

14.   OTHER NON-CURRENT LIABILITIES

As at	Note	September 30, 2023	December 31, 2022
Restricted share units	16(b)	$1,436	$1,490
Other		1,317	1,106
Total other non-current liabilities		$2,753	$2,596

15.   CLOSURE AND RECLAMATION PROVISIONS

The following table summarizes the changes in closure and reclamation provisions:

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Séguéla Mine	Total
Balance as at December 31, 2022	$13,956	$7,670	$11,514	$13,375	$6,790	$53,305
Changes in estimate	651	(1,533)	762	164	336	380
Reclamation expenditures	(471)	(133)	-	-	-	(604)
Accretion	674	644	376	430	210	2,334
Effect of changes in foreign exchange rates	-	768	-	-	-	768
Balance as at September 30, 2023	14,810	7,416	12,652	13,969	7,336	56,183
Less: Current portion	(3,003)	(640)	-	-	-	(3,643)
Non-current portion	$11,807	$6,776	$12,652	$13,969	$7,336	$52,540

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Séguéla Mine	Total
Balance as at December 31, 2021	$14,898	$7,128	$19,639	$12,895	$1,552	$56,112
Changes in estimate	(1,235)	(493)	(8,666)	135	5,238	(5,021)
Reclamation expenditures	(503)	(120)	-	-	-	(623)
Accretion	796	682	541	345	-	2,364
Effect of changes in foreign exchange rates	-	473	-	-	-	473
Balance as at December 31, 2022	13,956	7,670	11,514	13,375	6,790	53,305
Less: Current portion	(1,577)	(600)	-	-	-	(2,177)
Non-current portion	$12,379	$7,070	$11,514	$13,375	$6,790	$51,128

The following table summarizes certain key inputs used in determining the present value of reclamation costs related to mine and development sites:

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Séguéla Mine	Total
Undiscounted uninflated estimated cash flows	$15,702	$9,245	$24,507	$14,222	$8,140	$71,816
Discount rate	6.30%	8.67%	4.90%	4.80%	4.59%
Inflation rate	3.50%	5.10%	2.27%	4.2%	2.45%

The Company is expecting to incur progressive reclamation costs throughout the life of its mines.

Page | 12

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

16.   SHARE BASED PAYMENTS

During the three and nine months ended September 30, 2023, the Company recognized share-based payments of $0.5 million and $3.8 million, respectively, (September 30, 2022 - $1.9 million and $5.8 million, respectively) related to the amortization of deferred, restricted and performance share units and $nil and $nil (September 30, 2022 – $nil and $0.1 million, respectively) related to amortization of stock options.

(a)	Deferred Share Units (DSUs)

	Cash Settled
	Number of DSUs	Fair Value
Outstanding, December 31, 2021	805,055	$3,137
Granted	117,643	452
Changes in fair value	-	(121)
Outstanding, December 31, 2022	922,698	3,468
Granted	125,802	431
Changes in fair value	-	(1,030)
Outstanding, September 30, 2023	1,048,500	$2,869

(b)	Restricted Share Units (RSUs)

	Cash Settled		Equity Settled
	Number of RSUs	Fair Value	Number of RSUs
Outstanding, December 31, 2021	1,859,139	$5,503	1,644,461
Granted	1,348,538	5,264	-
Units paid out in cash	(1,256,288)	(5,737)	-
Vested and paid out in shares	-	-	(665,305)
Transferred from equity to cash settled	413,864	-	(413,864)
Transferred from cash to equity settled	(155,674)	-	155,674
Forfeited or cancelled	(260,870)	-	(15,111)
Changes in fair value and vesting	-	(1,190)	-
Outstanding, December 31, 2022	1,948,709	3,840	705,855
Granted	1,716,286	5,887	-
Units paid out in cash	(807,906)	(3,278)	-
Vested and paid out in shares	-	-	(297,275)
Forfeited or cancelled	(173,127)	-	(2,093)
Changes in fair value and vesting	-	(3,537)	-
Outstanding, September 30, 2023	2,683,962	2,912	406,487
Less: current portion		(1,476)
Non-current portion		$1,436

Page | 13

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(c)    Performance Share Units

	Cash Settled		Equity Settled
	Number of PSUs	Fair Value	Number of PSUs
Outstanding, December 31, 2021	515,008	$3,104	1,845,887
Granted	-	-	824,768
Forfeited or cancelled	-	-	(434,007)
Transferred from equity to cash settled	168,452	-	(168,452)
Units paid out in cash	(683,460)	(3,882)	-
Vested and paid out in shares	-	-	(228,740)
Changes in fair value and vesting	-	778	-
Outstanding, December 31, 2022	-	-	1,839,456
Granted	-	-	844,187
Forfeited or cancelled	-	-	(152,729)
Transferred from equity to cash settled	340,236	-	(340,236)
Units paid out in cash	(340,236)	(1,240)	-
Vested and paid out in shares	-	-	(350,666)
Change in fair value and vesting	-	1,240	-
Outstanding, September 30, 2023	-	$-	1,840,012

(d)    Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at September 30, 2023, a total of 2,950,529 stock options are available for issuance under the plan.

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2021	1,249,383	$5.88
Expired unexercised	(612,565)	6.16
Outstanding, December 31, 2022	636,818	5.62
Expired unexercised	(509,468)	6.21
Outstanding, September 30, 2023	127,350	$3.22
Vested and exercisable, December 31, 2022	636,818	$5.62
Vested and exercisable, September 30, 2023	127,350	$3.22

17.   SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

On April 28, 2023, the Company announced a renewal of its Normal Course Issuer Bid Program (“NCIB”) pursuant to which the Company can purchase up to five percent of its outstanding common shares.  Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems. The share repurchase program started on May 2, 2023 and will expire on the earlier of: (i) May 1, 2024;

Page | 14

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(ii) the date the Company acquires the maximum number of common shares allowable under the NCIB; or (iii) the date the Company otherwise decides not to make any further repurchases under the NCIB.

During the three and nine months ended September 30, 2023, the Company did not purchase any of its outstanding common shares. Up to September 30, 2022, the Company acquired and cancelled 2,201,404 common shares through its previous program at an average cost of $2.69 per share for a total cost of $5.9 million.

18.    EARNINGS PER SHARE

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Basic:
Net income attributable to Fortuna shareholders	$27,466	$(3,754)	$41,480	$24,640
Weighted average number of shares (000's)	292,601	291,429	291,210	291,652
Earnings per share - basic	$0.09	$(0.01)	$0.14	$0.08

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Diluted:
Net income attributable to Fortuna shareholders	$27,466	$(3,754)	$41,480	$24,640
Diluted net income for the period	$27,466	$(3,754)	$41,480	$24,640

Weighted average number of shares (000's)	292,601	291,429	291,210	291,652
Incremental shares from dilutive potential shares	2,276	-	2,040	2,824
Weighted average diluted number of shares (000's)	294,877	291,429	293,250	294,476
Earnings per share - diluted	$0.09	$(0.01)	$0.14	$0.08

For the three and nine months ended September 30, 2023, nil (September 30, 2022 - 3,836 and nil, respectively) out of the money options, nil (September 30, 2022 - 3,024,448 and nil, respectively) share units, and 9,143,000 (September 30, 2022 – 9,176,000) potential shares issuable on conversion of the debentures were excluded from the diluted earnings per share calculation. These items were excluded from the diluted earnings per share calculations as their effect would have been anti-dilutive.

19.   SALES

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of the products produced, is as follows:

	Three months ended September 30, 2023
	Peru	Mexico	Argentina	Burkina Faso	Côte d'Ivoire	Total
Silver-gold concentrates	$-	$43,501	$-	$-	$-	$43,501
Silver-lead concentrates	13,645	-	-	-	-	13,645
Zinc concentrates	9,122	-	-	-	-	9,122
Gold doré	-	-	42,895	65,621	68,406	176,922
Provisional pricing adjustments	(92)	(43)	-	-	-	(135)
Sales to external customers	$22,675	$43,458	$42,895	$65,621	$68,406	$243,055

Page | 15

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Three months ended September 30, 2022
	Peru	Mexico	Argentina	Burkina Faso	Côte d'Ivoire	Total
Silver-gold concentrates	$-	$41,715	$-	$-	$-	$41,715
Silver-lead concentrates	11,937	-	-	-	-	11,937
Zinc concentrates	13,749	-	-	-	-	13,749
Gold doré	-	-	51,938	46,426	-	98,364
Provisional pricing adjustments	366	437	-	-	-	803
Sales to external customers	$26,052	$42,152	$51,938	$46,426	$-	$166,568

	Nine months ended September 30, 2023
	Peru	Mexico	Argentina	Burkina Faso	Côte d'Ivoire	Total
Silver-gold concentrates	$-	$115,369	$-	$-	$-	$115,369
Silver-lead concentrates	43,483	-	-	-	-	43,483
Zinc concentrates	32,187	-	-	-	-	32,187
Gold doré	-	-	146,127	172,850	68,406	387,383
Provisional pricing adjustments	(1,588)	280	-	-	-	(1,308)
Sales to external customers	$74,082	$115,649	$146,127	$172,850	$68,406	$577,114

	Nine months ended September 30, 2022
	Peru	Mexico	Argentina	Burkina Faso	Côte d'Ivoire	Total
Silver-gold concentrates	$-	$130,837	$-	$-	$-	$130,837
Silver-lead concentrates	37,572	-	-	-	-	37,572
Zinc concentrates	41,196	-	-	-	-	41,196
Gold doré	-	-	163,243	147,815	-	311,058
Provisional pricing adjustments	(693)	(3,202)	-	-	-	(3,895)
Sales to external customers	$78,075	$127,635	$163,243	$147,815	$-	$516,768

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Customer 1	$65,621	$46,426	$172,850	$147,815
Customer 2	42,895	51,938	146,127	163,243
Customer 3	22,677	26,052	74,084	78,075
Customer 4	68,403	-	68,403	-
Customer 5	23,962	25,463	61,015	56,767
Customer 6	19,497	16,138	54,635	44,777
Customer 7	-	551	-	26,091
	$243,055	$166,568	$577,114	$516,768

From time to time, the Company enters into forward sale and collar contracts to mitigate the price risk for some of its forecasted base and precious metals production, and non-metal commodities.

During the three and nine months ended September 30, 2023, the Company recognized $0.1 million of realized gains and $1.3 million of realized losses on the settlement of forward sale and collar contracts (September 30, 2022 - $0.1 million and $1.3 million realized losses), and $0.1 million and $0.4 million unrealized gains from changes in the fair value of the open positions (September 30, 2022 - $1.6 million unrealized losses and $1.4 million unrealized gains, respectively).

Page | 16

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

20.   COST OF SALES

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Direct mining costs	$76,003	$74,783	$206,096	$201,550
Salaries and benefits	23,745	11,402	53,426	33,657
Workers' participation	789	1,433	1,417	3,265
Depletion and depreciation	63,588	44,990	147,623	126,673
Royalties and other taxes	13,070	8,196	30,277	25,778
Other	(18)	1,053	102	5,089
Cost of sales	$177,177	$141,857	$438,941	$396,012

For the three and nine months ended September 30, 2023, depletion and depreciation includes $5.5 million and $9.9 million, respectively, of depreciation related to right-of-use assets (September 30, 2022 - $2.3 million and $6.7 million, respectively).

21.   GENERAL AND ADMINISTRATION

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
General and administration	$13,947	$10,788	$40,122	$38,172
Workers' participation	150	338	248	720
	14,097	11,126	40,370	38,892
Share-based payments	534	1,912	3,794	5,888
General and administration	$14,631	$13,038	$44,164	$44,780

22.   OTHER (INCOME) EXPENSES

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Loss on disposal of property, plant, and equipment	$93	$188	$149	$756
Other (income) expenses	128	36	7,716	1,739
	$221	$224	$7,865	$2,495

Other expenses for the nine months ended September 30, 2023, include payments made during the three months ended June 30, 2023: $2.8 million related to a new agreement with the workers’ union at San Jose, $1.5 million related to stand-by and maintenance costs during the work stoppage at San Jose, $2.0 million at Yaramoko for stand-by and maintenance costs during the underground work stoppage, and a $1.0 million administrative penalty incurred by Yaramoko, payable to the Ministry of Mines.

23.   SEGMENTED INFORMATION

The following summary describes the operations of each reportable segment:

●	Mansfield Minera S.A. (“Mansfield”) – operates the Lindero gold mine
●	Roxgold SANU S.A. (“Sanu”) – operates the Yaramoko gold mine
●	Roxgold SANGO S.A. (“Sango”) – operates the Séguéla gold mine
●	Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”) – operates the San Jose silver-gold mine
●	Minera Bateas S.A.C. (“Bateas”) – operates the Caylloma silver, lead, and zinc mine
●	Corporate – corporate stewardship

Page | 17

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Three months ended September 30, 2023
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$42,895	$65,621	$68,406	$43,458	$22,675	$-	$243,055
Cost of sales before depreciation and depletion	(25,646)	(29,379)	(18,676)	(26,838)	(13,050)	-	(113,589)
Depreciation and depletion in cost of sales	(11,132)	(24,564)	(14,557)	(10,233)	(3,102)	-	(63,588)
General and administration	(2,308)	243	(3,316)	(1,888)	(1,116)	(6,246)	(14,631)
Other (expenses) income	(1,758)	(1,931)	(995)	(596)	(120)	(466)	(5,866)
Finance items	(599)	(631)	(698)	(190)	(17)	(5,788)	(7,923)
Segment income (loss) before taxes	1,452	9,359	30,164	3,713	5,270	(12,500)	37,458
Income taxes	(706)	(1,543)	-	(529)	(3,514)	(283)	(6,575)
Segment income (loss) after taxes	$746	$7,816	$30,164	$3,184	$1,756	$(12,783)	$30,883

	Three months ended September 30, 2022
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$51,938	$46,426	$-	$42,152	$26,052	$-	$166,568
Cost of sales before depreciation and depletion	(30,526)	(29,125)	-	(23,276)	(13,940)	-	(96,867)
Depreciation and depletion in cost of sales	(13,402)	(18,356)	-	(9,660)	(3,572)	-	(44,990)
General and administration	(2,070)	(688)	(85)	(1,937)	(980)	(7,278)	(13,038)
Other (expenses) income	(967)	1,741	(1,739)	(235)	47	(4,824)	(5,977)
Finance items	(590)	(141)	436	(27)	(160)	(3,586)	(4,068)
Segment income (loss) before taxes	4,383	(143)	(1,388)	7,017	7,447	(15,688)	1,628
Income taxes	(804)	159	-	(2,677)	(3,073)	641	(5,754)
Segment income (loss) after taxes	$3,579	$16	$(1,388)	$4,340	$4,374	$(15,047)	$(4,126)

	Nine months ended September 30, 2023
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$146,127	$172,850	$68,406	$115,649	$74,082	$-	$577,114
Cost of sales before depreciation and depletion	(82,586)	(78,947)	(18,676)	(70,283)	(40,826)	-	(291,318)
Depreciation and depletion in cost of sales	(36,197)	(58,212)	(14,557)	(28,677)	(9,980)	-	(147,623)
General and administration	(6,850)	(1,255)	(3,402)	(5,527)	(3,741)	(23,389)	(44,164)
Other (expenses) income	(4,177)	(482)	(1,141)	(6,313)	(194)	(4,735)	(17,042)
Finance items	(1,986)	(1,076)	(1,663)	(943)	96	(9,631)	(15,203)
Segment income (loss) before taxes	14,331	32,878	28,967	3,906	19,437	(37,755)	61,764
Income taxes	(2,349)	(4,892)	-	1,696	(6,494)	(3,516)	(15,555)
Segment income (loss) after taxes	$11,982	$27,986	$28,967	$5,602	$12,943	$(41,271)	$46,209

	Nine months ended September 30, 2022
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$163,243	$147,815	$-	$127,635	$78,075	$-	$516,768
Cost of sales before depreciation and depletion	(79,919)	(82,753)	-	(67,048)	(39,619)	-	(269,339)
Depreciation and depletion in cost of sales	(41,203)	(47,009)	-	(27,265)	(11,196)	-	(126,673)
General and administration	(6,588)	(1,570)	(257)	(5,593)	(3,464)	(27,308)	(44,780)
Other (expenses) income	(2,239)	(2,752)	(2,684)	(4,136)	(481)	(4,130)	(16,422)
Finance items	(1,325)	(564)	(291)	(522)	(928)	(5,269)	(8,899)
Segment income (loss) before taxes	31,969	13,167	(3,232)	23,071	22,387	(36,707)	50,655
Income taxes	(2,721)	(4,786)	405	(7,011)	(8,017)	(3,997)	(26,127)
Segment income (loss) after taxes	$29,248	$8,381	$(2,827)	$16,060	$14,370	$(40,704)	$24,528

Page | 18

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

As at September 30, 2023	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Total assets	$500,696	$201,558	$968,008	$157,691	$129,144	$89,489	$2,046,586
Total liabilities	$47,298	$50,427	$218,253	$22,596	$45,045	$282,007	$665,626
Capital expenditures[1]	$31,997	$42,363	$100,912	$15,903	$10,989	$-	$202,163
[1] Capital expenditures are on an accrual basis for the nine months ended September 30, 2023

As at December 31, 2022	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Total assets	$499,937	$182,621	$833,179	$187,898	$142,385	$30,204	$1,876,224
Total liabilities	$44,152	$47,122	$173,082	$30,381	$49,143	$243,648	$587,528
Capital expenditures[1]	$23,048	$54,137	$118,644	$24,397	$19,610	$2,047	$241,884
[1] Capital expenditures are on an accrual basis for the year ended December 31, 2022

24.   FAIR VALUE MEASUREMENTS

During the three and nine months ended September 30, 2023, and 2022, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

Page | 19

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Carrying value				Fair value
September 30, 2023	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$78	$-	$-	$78	$78	$-	$-	$-
Trade receivables concentrate sales	-	19,993	-	19,993	-	19,993	-	-
	$78	$19,993	$-	$20,071	$78	$19,993	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$117,781	$117,781	$-	$-	$-	$117,781
Trade receivables doré sales	-	-	2,121	2,121	-	-	-	2,121
Other receivables	-	-	5,909	5,909	-	-	-	5,909
	$-	$-	$125,811	$125,811	$-	$-	$-	$125,811

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(78,342)	$(78,342)	$-	$-	$-	$(78,342)
Payroll payable	-	-	(20,602)	(20,602)	-	-	-	(20,602)
Credit facilities	-	-	(203,224)	(203,224)	-	(205,500)	-	-
Convertible debentures	-	-	(43,379)	(43,379)	-	(41,605)	-	-
Other payables	-	-	(72,218)	(72,218)	-	-	-	(72,218)
	$-	$-	$(417,765)	$(417,765)	$-	$(247,105)	$-	$(171,162)

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Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Carrying value				Fair value
December 31, 2022	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$78	$-	$-	$78	$78	$-	$-	$-
Trade receivables concentrate sales	-	21,455	-	21,455	-	21,455	-	-
Fuel hedge contracts asset	-	18	-	18	-	18	-	-
	$78	$21,473	$-	$21,551	$78	$21,473	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$80,493	$80,493	$-	$-	$-	$80,493
Trade receivables doré sales	-	-	2,522	2,522	-	-	-	2,522
Other receivables	-	-	7,443	7,443	-	-	-	7,443
	$-	$-	$90,458	$90,458	$-	$-	$-	$90,458

Financial liabilities measured at Fair Value
Foreign exchange forward contracts liability	$-	$(270)	$-	$(270)	$-	$(270)	$-	$-
	$-	$(270)	$-	$(270)	$-	$(270)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(72,571)	$(72,571)	$-	$-	$-	$(72,571)
Payroll payable	-	-	(22,967)	(22,967)	-	-	-	(22,967)
Credit facilities	-	-	(177,020)	(177,020)	-	(180,000)	-	-
Convertible debentures	-	-	(42,155)	(42,155)	-	(46,138)	-	-
Other payables	-	-	(31,519)	(31,519)	-	-	-	(31,519)
	$-	$-	$(346,232)	$(346,232)	$-	$(226,138)	$-	$(127,057)

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Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

25.   SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the three and nine months ended September 30, 2023 and 2022 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Trade and other receivables	$1,604	$6,139	$(2,104)	$9,548
Prepaid expenses	(1,252)	(2,682)	1,553	(240)
Inventories	(6,426)	(2,737)	(21,466)	(13,655)
Trade and other payables	6,323	10,856	11,393	(13,767)
Total changes in working capital	$249	$11,576	$(10,624)	$(18,114)

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes for the periods as set out below are as follows:

	Bank loan	Convertible debentures	Lease obligations
As at December 31, 2021	$117,082	$40,407	$29,405
Loss on debt modifications	-	-	(729)
Additions	80,000	-	2,774
Terminations	-	-	(661)
Conversion of debenture	-	(60)	-
Interest	626	1,808	2,623
Payments	(20,000)	-	(12,209)
Transaction costs	(688)	-	-
Foreign exchange	-	-	143
As at December 31, 2022	177,020	42,155	21,346
Additions	65,500	-	40,545
Terminations	-	-	(21)
Conversion of debenture	-	(225)	-
Interest	704	1,449	2,732
Payments	(40,000)	-	(11,648)
Foreign exchange	-	-	166
As at September 30, 2023	$203,224	$43,379	$53,120

The significant non-cash financing and investing transactions during the three and nine months ended September 30, 2023 and 2022 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Mineral properties, plant and equipment changes in closure and reclamation provision	$2,791	$2,889	$(380)	$4,387
Additions to right of use assets	$4,950	$1,290	$40,545	$2,441
Share units allocated to share capital upon settlement	$-	$1	$2,692	$2,525

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Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

26.  NON-CONTROLLING INTEREST

As at September 30, 2023, the non-controlling interest (“NCI”) of the State of Burkina Faso, which represents a 10% interest in Roxgold SANU S.A. totaled $3.6 million. The income attributable to the NCI for the three and nine months ended September 30, 2023, totaling $0.7 million and $2.6 million, respectively, is based on the net income for Yaramoko.

As at September 30, 2023, the NCI of the State of Côte d’Ivoire, which represents a 10% interest in Roxgold Sango S.A. totaled $43.8 million. The income attributable to the NCI for the three and nine months ended September 30, 2023, totaling $2.7 million and $2.2 million, respectively, is based on the net income for Séguéla.

27.   CONTINGENCIES AND CAPITAL COMMITMENTS

(a)    Caylloma Letter of Guarantee

The Caylloma mine closure plan, as amended, that was in effect in January 2021, included total undiscounted closure costs of $18.2 million, which consisted of progressive closure activities of $6.2 million, final closure activities of $9.8 million, and post closure activities of $2.3 million pursuant to the terms of the Mine Closing Law.

Under the terms of the current Mine Closing Law, the Company is required to provide the Peruvian Government with a guarantee in respect of the Caylloma mine closure plan as it relates to final closure activities and post-closure activities and related taxes. In 2023, the Company provided a bank letter of guarantee of $11.8 million to the Peruvian Government in respect of such closure costs and taxes.

(b)    San Jose Letter of Guarantee

The Company has established three letters of guarantee in the aggregate amount of $0.8 million to fulfill its environmental obligations under the terms and conditions of the Environmental Impact Statements issued by the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”) in 2009 in respect of the construction of the San Jose mine, and in 2017 and 2020 with respect to the expansion of the dry stack tailings facility at the San Jose mine. The letters of guarantee expire on December 31, 2023, March 5, 2024, and September 17, 2024, respectively.

(c)    Other Commitments

As at September 30, 2023, the Company had capital commitments of $13.5 million, $1.1 million and $0.4 million for civil work, equipment purchases and other services at the Lindero, Caylloma and San Jose mines, respectively, which are expected to be expended within one year.

Côte d’Ivoire

The Company entered into an agreement with a service provider at the Séguéla mine wherein if the Company terminates the agreement prior to the end of its term, in November 2026, the Company would be required to make an early termination payment, which is reduced monthly over 48 months. If the Company had terminated the agreement on September 30, 2023, and elected not to purchase the service provider’s equipment, it would have been subject to an early termination payment of $17.2 million. If the Company had terminated the agreement on September 30, 2023, and elected to purchase the service provider’s equipment, the early termination amount would be adjusted to exclude equipment depreciation and demobilization of equipment, and only include portion of the monthly management fee and demobilization of personnel.

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Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(d)    Tax Contingencies

The Company is, from time to time, involved in various tax assessments arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. The Company has recognized tax provisions with respect to current assessments received from the tax authorities in the various jurisdictions in which the Company operates, and from any uncertain tax positions identified. For those amounts recognized related to current tax assessments received, the provision is based on management's best estimate of the outcome of those assessments, based on the validity of the issues in the assessment, management's support for their position, and the expectation with respect to any negotiations to settle the assessment. Management re-evaluates the outstanding tax assessments regularly to update their estimates related to the outcome for those assessments taking into account the criteria above.

Peru

The Company was assessed $1.1 million (4.3 million Peruvian soles), including interest and penalties of $0.8 million (2.9 million Peruvian soles), for the 2010 tax year by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments.  The Company applied to the Peruvian tax court to appeal the assessment. On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

As at September 30, 2023, the Company has recorded the amount paid of $1.1 million (4.3 million Peruvian soles) in other long-term assets, as the Company believes it is probable that the appeal will be successful (Note 9).

The Company was assessed $0.7 million (2.8 million Peruvian soles), including interest and penalties of $0.4 million (1.7 million Peruvian soles), for the 2011 tax year by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from intercompany transactions.  The Company applied to the Peruvian tax court to appeal the assessment. On May 14, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

Argentina

On August 16, 2022, the Argentine Tax Authority (“AFIP”) published General Resolution No.5248/2022 (the “Resolution”) which established a one-time “windfall income tax prepayment” for companies that have obtained extraordinary income derived from the general increase in international prices. The Resolution was published by AFIP without prior notice.

The windfall income tax prepayment applies to companies that meet certain income tax or net income tax (before the deduction of accumulated tax losses) thresholds for 2021 or 2022. The aggregate amount of the windfall income tax prepayment payable by Mansfield calculated in accordance with the Resolution is approximately $2.3 million (810 million Argentine Pesos), excluding related accrued interest of approximately $0.8 million (277 million Argentine Pesos).

The windfall income tax prepayment was to be paid in three equal and consecutive monthly instalments, starting on October 22, 2022, and was payable in addition to income tax instalments currently being paid by corporate taxpayers

Page | 24

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

on account of their income tax obligations. The windfall income tax prepayment is an advance payment of income taxes which were due to be paid in 2022.

Based on the historical accumulated losses of Mansfield for fiscal 2021, which can be carried forward for 2022, Mansfield was not liable for income tax, and based upon current corporate income tax laws and the ability of the Company to deduct historical accumulated losses, income tax will not be required to be paid for fiscal 2022.

To protect Mansfield’s position from having to pay the windfall income tax prepayment as an advance income tax for 2022, which based on management’s projections is not payable, Mansfield applied to the Federal Court of Salta Province for a preliminary injunction to prevent the AFIP from issuing a demand or other similar measure for the collection of the windfall income tax prepayment.  On October 3, 2022, Mansfield was notified that the Court had granted the preliminary injunction. As a result, Mansfield did not pay any of the three instalments due in 2022.

Mansfield also filed an administrative claim with the AFIP to challenge the constitutionality of the Resolution, which was rejected by AFIP on November 2, 2022. Mansfield has challenged the rejection of its administrative claim, by filing legal proceedings against the AFIP with the Federal Court. On February 15, 2023, the Federal Court granted Mansfield a preliminary injunction in these legal proceedings. Mansfield has subsequently presented additional documentation to AFIP which has resulted in the windfall tax prepayment installments being eliminated from Mansfield’s account in AFIP’s system.  The legal proceedings to determine the unconstitutionality of the Resolution and whether interest is payable to AFIP continue under the protection of a preliminary injunction.

(e)    Other Contingencies

The Company is subject to various investigations and other claims; and legal, labour, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavourably for the Company. Certain conditions may exist as of the date these financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

28.   SUBSEQUENT EVENTS

On October 30, 2023, the Company reported that the Mexican Federal Administrative Court (the “Court”) has ruled in favour of Cuzcatlan, Fortuna’s Mexican subsidiary, and re-instated the 12-year environmental impact authorization (“EIA”) for the San Jose Mine. The temporary restrictions imposed by the Company's lenders under the Amended Credit Facility will be removed on December 1, 2023, provided that an appeal to the Court's decision is not filed on or before November 30, 2023. See Note 31 in the most recent audited consolidated annual financial statements for additional information.

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